Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

April 23, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Mortgage Opportunities Fund

(the “Fund”)

Post-Effective Amendment No. 107

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No.107 on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration Statement for the above-referenced funds up to date pursuant to Section 10(a)(3) of the Securities Act of 1933 (the Act). In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. In addition, the Registrant is filing the Post-Effective Amendment to incorporate changes made to the prospectus and statement of additional information of the Fund in response to comments made by the SEC staff to Post-Effective Amendment No. 104 filed pursuant to Rule 485(a).

Pursuant to Rule 461, Registrant requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on April 28, 2014, or as soon as practicable thereafter, as originally requested orally. The Registrant is aware of its obligations under the Act. A letter on behalf of the Fund’s principal underwriter accompanies this filing.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, MA 02110

April 23, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Mortgage Opportunities Fund

(the “Fund”)

Post-Effective Amendment No. 107

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461, Columbia Management Investment Distributors, Inc. (CMID), the principal underwriter of the Fund, requests that the effective date of the above-mentioned Amendment to the Registration Statement be accelerated and declared effective on April 28, 2014, or as soon as practicable thereafter, as originally requested orally. CMID is aware of its obligations under the Securities Act of 1933.

Sincerely,

Columbia Management Investment Distributors, Inc.

/s/ Michael E. DeFao
Michael E. DeFao
Vice President and Assistant Secretary